July 3, 2013
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ivan Griswold

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 18, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 5, 2013
File No. 000-14338
Dear Mr. Griswold,
On behalf of Autodesk, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission's letter to Mark J. Hawkins, Executive Vice President and Chief Financial Officer of the Company, dated July 2, 2013, relating to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2013 (the “Comment Letter”).
The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff when the Company would provide a response. The Company is working expeditiously to respond to the Comment Letter. However, in part due to the receipt of the Comment Letter prior to the Fourth of July holiday and related travel schedules of key personnel, the Company will not be able to submit its response within ten (10) business days of the date thereof. The Company currently anticipates submitting a response to the Comment Letter on or before July 22, 2013.
Please do not hesitate to contact me (650-493-9300) or Richard M. Foehr, the Company's Vice President, Legal and Assistant General Counsel (415-507-6799), with any concerns you may have regarding the timetable described above. Thank you for your consideration.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Matt Tolland
Matt Tolland

cc:    Mark J. Hawkins, Autodesk, Inc.
Richard M. Foehr, Autodesk, Inc.
Alan Smith, Autodesk, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.